UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  0-10832

(CHECK ONE):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2007

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

AFP IMAGING CORPORATION

Full Name of Registrant

Former Name if Applicable

250 CLEARBROOK ROAD

Address of Principal Executive Office (Street and Number)

ELMSFORD, N.Y. 10523

City, State and Zip Code

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has devoted all of its attention and energy to the further development of its business and accordingly, is unable to file its Form 10K for the fiscal year ended June 30, 2007 within the prescribed time period without unreasonable effort and expense.  The Company completed an acquisition of an Italian company on April 19, 2007.  The Company is awaiting final documentation from these operations so that the consolidation can be properly completed and the financial statements and accompanying footnotes prepared in accordance with Generally Accepted Accounting Principles as applied in the United States.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elise Nissen	914	592-6100 x214
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X] Yes   [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AFP IMAGING CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2007	By: /s/ Elise Nissen

Attachment to Form 12b-25

Part IV – Other Information, Item (3)

The Registrant completed the acquisition of QR srl, an Italian company, on April 19, 2007.  Therefore, the financial results of the Italian operations will be consolidated for the period from April 19, 2007 to June 30, 2007.  The Company incurred a significant amount of goodwill and other intangibles relative to this acquisition, some of which will have period amortization based on their respective useful lives.  Management needs to complete their review of the independent appraisal of these intangibles, and perform any necessary calculations as to the resultant amortization.   As a result, a reasonable estimate of the final results cannot be made at this time.